SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2008
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of Registrant’s Name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	October 30, 2008	Consolidated Business Results for the Second Quarter of the Fiscal Year Ending March 31, 2009

2	October 30, 2008	Announcement Regarding Partial Business Exit

3	October 30, 2008	Announcement Regarding Determination of Matters Related to Share Repurchase

2

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Masaya Wakabayashi
Masaya Wakabayashi
General Manager, Corporate Planning
Date: October 31, 2008

3

Exhibit 1
Consolidated Business Results for the Second Quarter of the Fiscal Year Ending March 31, 2009
[U.S. Accounting Standards]

October 30, 2008
Listed Company: Wacoal Holdings Corp.		Stock Exchanges: Tokyo, Osaka
Code Number: 3591		(URL: http://www.wacoalholdings.jp/)
Representative:	Position: President and Representative Director	Name: Yoshikata Tsukamoto
For Inquiries:	Position: General Manager, Corporate Planning	Name: Masaya Wakabayashi Tel: (075) 682-1006
Schedule Date of Filing Quarterly Report: November 14, 2008
(Amounts less than 1 million yen have been rounded)
1.	Consolidated Results for the Six-Month Period Ended September 30, 2008 (April 1, 2008 — September 30, 2008)
(1)	Consolidated Business Results

	(% indicates changes from the same period of the previous fiscal year)
	Sales		Operating Income		Pre-tax Net Income		Net Income
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Six-Month Period Ended September 30, 2008	89,585	—	8,133	—	6,610	—	4,103	—
Six-Month Period Ended September 30, 2007	84,475	0.7	8,980	(2.2)	10,199	5.7	1,875	(69.9)

(Note)	Due to recent changes in Japanese GAAP, we have declined to include year-on-year percentage comparisons for the first quarter of the current fiscal year as permitted by Tokyo Stock Exchange regulations.

	Net Income Per Share	Diluted Net Earnings Per Share
	Yen	Yen
Six-Month Period Ended September 30, 2008	28.62	28.62
Six-Month Period Ended September 30, 2007	13.34	—
(2)	Consolidated Financial Condition

		Total Shareholders’	Total Shareholders’	Shareholders’ Equity
	Total Assets	Equity	Equity Ratio	Per Share
	Million Yen	Million Yen	%	Yen
Six-Month Period Ended September 30, 2008	236,148	182,330	77.2	1,272.04
Fiscal Year Ended March 31, 2008	241,619	185,113	76.6	1,291.41
2.	Status of Dividends

	Dividend Per Share
(Record Date)	End of First Quarter	End of Second Quarter	End of Third Quarter	Year-End	Annual
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended March 31, 2008	—	—	—	25.00	25.00
Fiscal Year Ending March 31, 2009	—	—	—	—	—
Fiscal Year Ending March 31, 2009 (Estimates)	—	—	—	25.00	25.00

(Note)	Revision of estimated dividends during the second quarter: None

3.	Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2009 (April 1, 2008 — March 31, 2009)

					(% indicates changes from prior fiscal year)
	Sales		Operating Income		Pre-tax Net Income		Net Income		Net Income Per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Fiscal Year Ending March 31, 2009	178,000	7.4	11,500	(15.1)	9,500	(33.8)	5,800	16.8	40.46

(Note)	Revision of forecast of consolidated business results during the Second Quarter: Yes

4.	Others
(1)	Changes in significant subsidiaries in the second quarter of the current fiscal year (change in scope of consolidation): No

(2)	Application of simplified accounting methods and specific accounting methods in preparing quarterly consolidated financial statements: No

(3)	Changes in accounting principles, procedures and indication method relevant in preparing quarterly consolidated financial statements (those indicated as changes in basic significant matters in preparation of quarterly consolidated financial statements):
(i)	Changes due to modifications in accounting standards, etc.: Yes

(ii)	Changes other than (i) above: None
(Note) For details, please see Section 4 “Others” in the “Qualitative Information / Financial Statements” on page 4.
(4)	Number of Issued Shares (Common Stock)

	Second Quarter ended	Fiscal Year ended
	September 30, 2008	March 31, 2008
(i) Number of issued shares (including treasury stock) as of the end of:	143,378,085 shares	143,378,085 shares

(ii) Number of shares held as treasury stock as of the end of:	40,988 shares	35,998 shares

(iii) Average number of shares during (consolidated six-month period ended September 30):	143,338,914 shares	140,573,672 shares (First Two Quarters)

*	The foregoing estimates are based on information available as of the date this data was released and, due to various factors arising in the future, actual results may differ from our estimates.
Please see Section 3 “Qualitative Information regarding Forecast of Consolidated Business Results” on page 4.
Cautionary Statement regarding Forward Looking Statements
     Statements made in this report regarding Wacoal’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Wacoal’s and management’s current expectations, assumptions, estimates and projections about its business and the industry, such as statements regarding the forecast of our forecasted consolidated results for the fiscal year ending March 31, 2009. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause Wacoal’s actual results to differ materially from those contained in any forward-looking statement.
     These risks, uncertainties and other factors include: the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers, including younger women and mature women and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs; effects of seasonality on our business and performance; risks related to the effect of seasonality on our business performance and results; risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, changes in tax laws, difficulties managing widespread operations, changes in exchange rates, differing protection of intellectual property and public health crises; risks from acquisitions and other strategic transactions with third parties, including the difficulty of assimilating operations, technology and personnel of any acquired business and our ability to retain management, employees, customers and suppliers of any acquired business; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business; and other risks referred to from time to time in Wacoal’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

QUALITATIVE INFORMATION / FINANCIAL STATEMENTS

1.	Qualitative Information Regarding Consolidated Business Results
     During the second consolidated quarter of the current fiscal year, corporate profits continued to decrease due to the economic slowdown in the U.S. that began with the subprime loan crisis, steep rises in the price of crude oil and a decrease in exports, all of which have caused a shift in the Japanese economy from deceleration to stagnation. Consumer activity was also weak, as consumer confidence has been hit by stagnation in employee income and increases in gasoline and food prices. Domestically, business results have been sluggish across many sectors, including department stores and mass merchandisers, due to a decline in consumer spending as a result of a growing anxiety amongst consumers and increased consumer focus on their basic living needs. Results in the women’s fashion and clothing industry have also been sluggish.
     In this environment, our group (primarily Wacoal Corp., which is our core operating entity) sought to improve the strength of its products and endeavored to develop products that are responsive to market trends.
     Wacoal Corp.’s Wacoal brand business department has launched new products under its campaign brand, LALAN, for each of the spring, summer and fall campaigns. However, overall sales of brassieres were weak. Although the sales of our new functionality underwear Style Science series were slightly below the results from the previous fiscal year, sales gradually recovered from August following the launch of our new product, Cross-Walker, before the start of the autumn/winter season—typically a period of strong demand. The Cross-Walker, which was first launched in the spring as a Style Science product for men, was launched for women under the same name. Given the launch of products for both men and women under the same brand name, TV advertisements covering both products as well as joint exhibitions and sales at department stores helped improve the effectiveness of our sales efforts. As for our high value-added brand products, we relaunched Parfage, a department store brand, and La Vie Aisee, which targets middle-aged women, because the average age of our customers has increased since the launch of those brands, and we have worked to create a new brand concept for that age group. However, the limit on our ability to release any spring/summer products from the Parfage line given preparations for our planned relaunch in the autumn, as well as the discontinuance of Style Science products developed under the La Vie Aisee line during the previous fiscal year resulted in sales that were below the results from the previous fiscal year. Other than innerwear, sales of our personal wear products, licensed by designers like Tsumori Chisato and Matano Atsuko, performed well. However, because the sales of our core innerwear products remained weak in general, the overall sales of our Wacoal brand business department were below the results from the previous fiscal year.
     As for our Wing brand business department, the overall sales of our core innerwear products were below the results from the previous fiscal year because our major business partners shifted their sales policies from expansion of sales to increases in profits. Although our spring/autumn campaign brassiere products have been favorably received by our consumers, overall sales of our brassiere products were weak due to generally poor sales of other brassiere products. The sales of Style Up Pants from our Style Science series were weak in the spring but recovered in the summer, and sales of Slim Up Pants from our Style Science series, a new product with similar functionality as Style Up Pants, which was launched in August, got off to a good start. Cross-Walker, a product for men from our Style Science series as described above, is also manufactured and distributed by our Wing brand business department. This product has attracted tremendous interest from the mass media since its launch and achieved its initial annual sales plan within about three months following its launch. We expect that sales of Cross-Walker will continue to expand in the future. Because poor sales of core products for women were offset by sales of our products for men, which largely exceeded our initial plan, the overall sales of our Wing brand business department exceeded the results of the same period during the previous fiscal year.
     Regarding our specialty retail store business, although consumer demand from our core customers, department stores and mass merchandisers is generally deteriorating under difficult economic circumstances, consumer behavior by the younger generation is relatively active, and sales from Wacoal Corp.’s direct retail store business along with sales from Une Nana Cool Corp., both of which are targeting the younger generation, performed well and exceeded the results of the same period of the previous fiscal year in connection with improved brand recognition.
     As for our catalog sales business, sales significantly exceeded the results from the same period of the previous fiscal year due to the success of our promotional efforts including the use of an actress, Jun Fubuki, in our catalog edition and TV advertisement during the first quarter and strong Internet sales. Cross-Walker for men has also been popular in Internet sales.
     As for our wellness business, sales grew significantly mainly due to favorable performance of our core sports related product, CW-X at sports chain stores and sports specialist shops. Sales of legwear such as Miracle Heel, which features both beautiful style and comfort, and leggings such as stockings also performed steadily.

     As a result, overall sales for Wacoal Corp. slightly exceeded the results from the same period during the previous fiscal year. Profit exceeded the results for the previous fiscal year due to an increase in sales and an improved return on sales.
     During the previous fiscal year, Peach John Co., Ltd. (“Peach John”) became a wholly owned subsidiary. Although catalog sales decreased due to a decline in the order intake numbers for the summer catalog in June and July, sales are recovering due to the favorable performance of the autumn catalog issued in August. On the other hand, with respect to direct retail stores, sales exceeded the results for the same period during the previous fiscal year due to a recovery in the sales of the existing shops during the second quarter and new store openings. As a result, the overall sales of Peach John remained unchanged from the results of the previous fiscal year. Profit significantly exceeded the results from the same period during the previous fiscal year due to a higher return on sales which resulted from the appreciation of the yen and an improvement of rate of product adequacy, and a reduction of catalog production and shipping costs by narrowing the circulation for efficient improvement of catalog sales.
     As for our overseas business, sales in the United States were below the results from the same period in the previous fiscal year on a local-currency-basis due to the economic slowdown, a decline in sales at department stores followed by a decline in consumer spending and a reduction in transactions relating to products licensed by Donna Karan (DKI, DKNY) for which our manufacturing and distribution arrangements will be terminated during the current fiscal year. Wacoal Luxe, our new brand sold at upscale department stores, gained the strong support from our business partners and its sales started off well and exceeded our initial plan, although it stopped short of offsetting the drop in other sales. Profit is significantly lower than the results from the same period of the previous fiscal year due to a decline in profit margin as a result of promoting clearance sales in order to terminate the Donna Karan licensed products business as of the end of the current fiscal year, in addition to a decrease in sales. In addition to such poor sales and decreased profits, our consolidated business results were largely affected by currency exchange fluctuations with the appreciating Japanese yen. Sales in China continued to grow as compared to the results from the same period in the previous fiscal year. However, sales fell below our expectations due to factors such as continued stock shortages, poor performance of our Style Science products and severe competition from our competitors. In addition to the expansion of our core Wacoal brand products, we have begun to expand our youth-oriented brand, Amphi, in China. Furthermore, starting this July, we have signed up Ayumi Hamasaki, a popular singer in Japan, China and other Asian countries, as our new ‘face’ for a joint marketing promotion in Asian countries. We are working to improve our brand recognition and expand market share with such promotional activities.
     As a result, consolidated business results for the first two quarters of the current fiscal year were as follows: sales were 89,585 million yen (an increase of 6.0% from the same period of the previous fiscal year); operating income was 8,133 million yen (a decrease of 9.4% from the same period of the previous fiscal year); income before income taxes, equity in net income of affiliated companies and minority interests was 6,610 million yen (a decrease of 35.2% from the same period of the previous fiscal year); on the other hand net income was 4,103 million yen (an increase of 118.8% from the same period of the previous fiscal year).
     The overall cost-to-sales ratio in the first two quarters of the current fiscal year improved by 1.3% compared to the previous fiscal year as a result of a reduction in Wacoal Corp.’s inventory, including in stores, and a minimization of losses due to lower valuations. On the other hand, although our sales have increased due to the consolidation of business results of Peach John starting from the current fiscal year, operating income and net income before income taxes for the second quarter significantly decreased at each level compared to the results from the previous fiscal year. In addition to the decline in operating results and effects by currency exchange fluctuations, the decrease in our operating income was due to several factors, including an increase of approximately 400 million yen for pension expenses of Wacoal Corp., a loss of approximately 600 million yen in connection with the dissolution of Tokai Wacoal Sewing Corp. as of the end of June and the effect of a one time gain from the sale of fixed assets, valued at approximately 500 million yen, during the same period of the previous fiscal year. Our income before income taxes, equity in net income of affiliated companies and minority interest was affected by approximately 2.2 billion yen of valuation loss on securities held by the Company as a result of the decline in stock prices as well as the effect of a one-time gain from the sale of securities during the previous fiscal year or approximately 600 million yen. On the other hand, net income significantly increased as a result of the loss of 4.7 billion yen of equity in net income of affiliated companies in relation to the shares of Peach John recorded during the previous fiscal year. These special factors and fluctuation in profits due to one-time events have been incorporated into our forecast of consolidated business results announced on May 9, 2008.

2.	Qualitative Information regarding Consolidated Financial Condition
(1)	Status of Assets, Liabilities and Total Shareholders’ Equity
     Our total assets as of the end of the current consolidated second quarter was 236,148 million yen, a decrease of 5,471 million yen from the end of previous consolidated fiscal year, as a result of a decrease in marketable securities and a decrease in investments in affiliated companies due to currency exchange fluctuations.
     In terms of liabilities, our current liabilities were 51,626 million yen, a decrease of 2,529 million yen from the end of previous consolidated fiscal year, as a result of a decrease in accounts payable under the current liabilities and a decrease in deferred tax liabilities.
     Shareholders’ equity was 182,330 million yen, a decrease of 2,783 million yen from the end of previous fiscal year due to foreign currency exchange adjustments.
     As a result of the above, our total shareholders’ equity ratio as of the end of the current consolidated second quarter was 77.2%, an increase of 0.6% from the end of previous fiscal year.
(2)	Cash Flow Status
     Cash and cash equivalents as of the end of the second quarter of the current fiscal year were 26,336 million yen, a decrease of 1,707 million yen from the end of the previous consolidated fiscal year.
(Cash Flow Provided by Operating Activities)
     Cash flow provided by operating activities was calculated at 4,103 million yen but became 3,525 million yen due to contributions from net income and depreciation and amortization, as a result of increase in account receivables.
(Cash Flow Used in Investing Activities)
     Cash flow used in investing activities was 378 million yen due to the acquisition of tangible fixed assets which more than offset contributions from proceeds from the redemption of marketable securities.
(Cash Flow Used in Financing Activities)
     Cash flow used in financing activities was 4,520 million yen due to a cash dividend payment.

3.	Qualitative Information regarding Forecast of Consolidated Business Results
     The global economy is currently threatened by the sub-prime mortgage crisis, which originated in the United States and led to a global financial crisis after the bankruptcy of a major securities company. Japan is facing economic recession as economic indicators such as exports, production and employment are declining. Accordingly, we expect that consumer confidence will deteriorate further and the Japanese distribution market, which is our core market, will face a more difficult environment in the future. Also in the overseas market, we expect that our consolidated business results will be significantly affected by the appreciation of yen given the weak real economy and reduced consumer spending.
     As for our domestic business, we will make efforts to appropriately respond to product needs and to exceed the level of sales recorded during the previous fiscal year for our products such as the Cross-Walker products from our new functionality underwear Style Science series and our Sugoi line, a line of lingerie which recorded sales significantly exceeding our expectations during the previous fiscal year, despite the difficult business environment.
     As for our overseas business, we will make efforts to increase our over-the-counter sales, especially Wacoal Luxe, our brand sold at upscale department stores, which has gained popularity in the United States. We will also make efforts to halt the downward trend in business results in the difficult business environment and to improve our profit margin by reducing the cost of materials. In China, we will actively develop our advertising activities with Ayumi Hamasaki, the new ‘face’ of Wacoal. We will thereby aim to meet the needs of our diversified consumers and expand our market share by further penetrating the Chinese market with the Wacoal brand and by strengthening our three-brand structure, including our youth orientated brand, Amphi and our high value-added brand, Salute.

     In the context of this difficult business environment, however, we expect that it will be extremely difficult to achieve our initial plan despite our continued efforts and for this reason, we have decided to amend our forecast of consolidated business results for the fiscal year ending March 31, 2009.

4.	Others
(1)	Changes in significant subsidiaries in the second quarter of the current fiscal year (change in scope of consolidation): Not applicable.

(2)	Application of simplified accounting methods and specific accounting methods in preparing quarterly consolidated financial statements: Not applicable.

(3)	Changes in accounting principles, procedures and indication method relevant in preparing quarterly consolidated financial statements:
(i)	Fair Value Measurements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Standard No. 157, “Fair Value Measurements”. FASB Standard No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. FASB Standard No. 157 is applicable under other accounting standards which demand or accept fair value measurements and therefore is not intended to introduce new fair value measurements. FASB Standard No. 157 will be effective for our financial statements for the current consolidated fiscal year. The adoption of FASB Standard No. 157 is not expected to have a material impact on the Company’s financial position, business results or cash flow status.

(ii)	Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FSAB Standard No. 115

In February 2007, the FASB issued FASB Standard No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Standard No. 115”. FASB Standard No. 159 permits an entity to choose to measure certain financial assets and liabilities at fair value with changes in fair value recognized through earnings. FASB Standard No. 159 also prescribes the terms for indications and disclosures in order to simplify comparisons among entities that adopt different measuring method for similar assets and/or liabilities. FASB Standard No. 159 will be effective for our financial statements for the current consolidated fiscal year. However, the Company has chosen not to elect the fair value option for financial assets and financial liabilities and, for this reason, the adoption of this statement will not have an impact on the Company’s financial position, business results and cash flow status.

5.	Consolidated Financial Statements
(1)	Consolidated Balance Sheets

	As of September 30, 2008	As of March 31, 2008	Increase/(Decrease)
(Assets)	Million Yen	Million Yen	Million Yen

I. Current assets:

Cash and bank deposits	14,020	15,857	(1,837)
Time deposits and certificate of deposit	12,316	12,186	130
Marketable securities	10,277	12,614	(2,337)
Receivables:
Notes receivable	198	353	(155)
Accounts receivable — trade	24,408	22,337	2,071

	24,606	22,690	1,916
Allowance for returns and doubtful receivables	(2,643)	(3,145)	502

	21,963	19,545	2,418
Inventories	31,754	30,020	1,734
Deferred tax assets	5,857	5,411	446
Other current assets	2,397	3,212	(815)

Total current assets	98,584	98,845	(261)

II. Tangible fixed assets:

Land	20,616	20,711	(95)
Buildings and structures	58,534	58,575	(41)
Machinery and equipment	14,161	14,448	(287)
Construction in progress	42	99	(57)

	93,353	93,833	(480)
Accumulated depreciation	(42,918)	(42,285)	(633)

Net tangible fixed assets	50,435	51,548	(1,113)

III. Other assets:

Investments in affiliated companies	16,933	18,942	(2,009)
Investments	36,806	38,056	(1,250)
Goodwill	11,203	11,203	—
Other intangible fixed assets	12,980	13,216	(236)
Prepaid pension cost	2,703	3,444	(741)
Deferred tax assets	1,074	1,462	(388)
Others	5,430	4,903	527

Total other assets	87,129	91,226	(4,097)

Total Assets	236,148	241,619	(5,471)

	As of September 30, 2008	As of March 31, 2008	Increase/(Decrease)
(Liabilities)	Million Yen	Million Yen	Million Yen

I. Current liabilities:
Short-term bank loans	4,672	5,572	(900)
Payables:
Notes payable	2,108	1,935	173
Accounts payable — trade	11,023	9,394	1,629

	13,131	11,329	1,802
Accounts payable	4,723	6,327	(1,604)
Accrued payroll and bonuses	6,316	6,645	(329)
Accrued taxes	3,344	3,872	(528)
Other current liabilities	2,621	2,265	356

Total current liabilities	34,807	36,010	(1,203)

II. Long-term liabilities:
Reserves for retirement benefits	2,089	2,181	(92)
Deferred tax liabilities	13,269	14,527	(1,258)
Other long-term liabilities	1,461	1,437	24

Total long-term liabilities	16,819	18,145	(1,326)

(Minority Interests)

Minority interests	2,192	2,351	(159)

(Shareholders’ Equity)

I. Common stock	13,260	13,260	—
II. Additional paid-in capital	29,283	29,262	21
III. Retained earnings	137,108	136,589	519
IV. Accumulated other comprehensive income (loss):
Foreign currency exchange adjustment	(2,329)	248	(2,577)
Unrealized gain/(loss) on securities	5,372	5,295	77
Pension liability adjustment	(302)	514	(816)
V. Treasury stock	(62)	(55)	(7)

Total shareholders’ equity	182,330	185,113	(2,783)

Total liabilities, minority interests and shareholders’ equity	236,148	241,619	(5,471)

(2)	Consolidated Income Statements

	Six-Month Period Ended		Six-Month Period Ended
	September 30, 2008		September 30, 2007		Increase/(Decrease)
	Million Yen	%	Million Yen	%	Million Yen

I. Sales	89,585	100.0	84,475	100.0	5,110
II. Operating expenses
Cost of sales	42,932	47.9	41,550	49.2	1,382
Selling, general and administrative expenses	38,520	43.0	33,945	40.2	4,575

Total operating expenses	81,452	90.9	75,495	89.4	5,957

Operating income	8,133	9.1	8,980	10.6	(847)
III. Other income and (expenses):
Interest income	132	0.1	131	0.2	1
Interest expense	(38)	(0.0)	(42)	(0.0)	4
Dividend income	421	0.5	372	0.4	49
Gain on sale and exchange of marketable securities and/or investment securities	19	0.0	651	0.8	(632)
Valuation loss on marketable securities and/or investment securities	(2,256)	(2.5)	(9)	(0.0)	(2,247)
Other profit and (loss), net	199	0.2	116	0.1	83

Total other income (expenses)	(1,523)	(1.7)	1,219	1.5	(2,742)

Income before income taxes, equity in net income of affiliated companies and minority interests	6,610	7.4	10,199	12.1	(3,589)

Income taxes	3,000	3.3	4,306	5.1	(1,306)

Income before equity in net income of affiliated companies and minority interests	3,610	4.1	5,893	7.0	(2,283)
Equity in net income of affiliated companies	554	0.6	(3,943)	(4.7)	4,497
Minority interests	(61)	(0.1)	(75)	(0.1)	14

Net income	4,103	4.6	1,875	2.2	2,228

Earnings per share	28.62 yen		13.34 yen

(Note)	Applying Statement of Financial Accounting Standards No. 130: Reporting Comprehensive Income, the increase/decrease of capital accounts other than capital transactions (comprehensive income) for (1) the second quarter of the fiscal year ending March 31, 2009 and (2) the second quarter of the fiscal year ended March 31, 2008 was an increase of 787 million yen and a decrease of 1,478 million yen, respectively.

(3)	Consolidated Cash Flow Statements

	Six-Month Period Ended	Six-Month Period Ended
	September 30, 2008	September 30, 2007
	Million Yen	Million Yen
I. Operating activities
1. Net income	4,103	1,875
2. Adjustments of net income to cash flow from operating activities
(1) Depreciation and amortization	2,169	1,941
(2) Allowance for returns and doubtful receivables	(456)	63
(3) Deferred taxes	(757)	466
(4) Gain/(loss) on sale of fixed assets	82	(440)
(5) Impairment loss on fixed assets	29	—
(6) Valuation loss on investment in marketable securities and investment securities	2,256	9
(7) Gain (loss) on sale and exchange of marketable securities and investment securities	(19)	(651)
(8) Equity in net income of affiliated companies (after dividend income)	3	4,675
(9) Changes in assets and liabilities
Increase in receivables	(2,080)	(2,813)
Increase in inventories	(2,076)	(311)
Decrease in other current assets	774	1,709
Increase (decrease) in payables and accounts payable	896	(2,018)
Decrease in reserves for retirement benefits	(720)	(1,367)
Increase (decrease) in accrued expenses and other liabilities	(406)	2,162
(10) Others	(273)	91

Net cash flow from (used in) operating activities	3,525	5,391

II. Investing activities
1. Proceeds from sales and redemption of marketable securities	2,733	4,206
2. Acquisition of marketable securities	(593)	(5,702)
3. Proceeds from sales of fixed assets	96	845
4. Acquisition of tangible fixed assets	(1,423)	(886)
5. Acquisition of intangible fixed assets	(776)	(633)
6. Proceeds from sale of investments	30	1,328
7. Acquisition of investments	(416)	(604)
8. Others	(29)	17

Net cash flow provided by (used in) investing activities	(378)	(1,429)

III. Financing activities
1. Net increase (decrease) in short-term bank loans	(904)	183
2. Proceeds from issuance of long-term debt	—	9
3. Repayment of long-term debt	(25)	(26)
4. Purchase of treasury stock	(7)	(8)
5. Dividends paid in cash	(3,584)	(3,093)

Net cash flow provided by (used in) financing activities	(4,520)	(2,935)

IV. Effect of exchange rate on cash and cash equivalents	(334)	6

V. Increase (decrease) in cash and cash equivalents	(1,707)	1,033
VI. Initial balance of cash and cash equivalents	28,043	19,816

VII. Period end balance of cash and cash equivalents	26,336	20,849

Additional Information

Cash paid for:
Interest	39	41
Income taxes, etc.	4,092	1,333
Investment activities without cash disbursement:
Acquisition amount of investment securities through stock swap	9	143

(4)	Notes on Going Concern

Not applicable.
(5)	Segment Information
(i)	Segment Information by Type of Business
Six-month period ended September 30, 2008 (from April 1, 2008 to September 30, 2008)

(Unit: Million Yen)
	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	83,691	5,894	89,585	—	89,585
(2) Internal sales or transfers among segments	—	1,744	1,744	(1,744)	—
Total	83,691	7,638	91,329	(1,744)	89,585
Total operating expenses	74,912	7,708	82,620	(1,168)	81,452
Operating income (loss)	8,779	(70)	8,709	(576)	8,133
Six-month period ended September 30, 2007 (from April 1, 2007 to September 30, 2007)

(Unit: Million Yen)
	Textile goods and			Elimination or
	related products	Others	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	76,993	7,482	84,475	—	84,475
(2) Internal sales or transfers among segments	—	1,818	1,818	(1,818)	—
Total	76,993	9,300	86,293	(1,818)	84,475
Total operating expenses	67,997	9,192	77,189	(1,694)	75,495
Operating income	8,996	108	9,104	(124)	8,980

(Note) 1.	Based on the type, quality, and similarity in sales markets for their respective products, we divide our businesses into two segments: (1) textile goods and related products and (2) others.

2.	Core products of the respective businesses:

Textile goods and related products: innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.

Others: mannequins, shop design and implementation, restaurant, culture, services, etc.

3.	Out of the operating expenses, the amount of unallocated operating expenses included under the elimination or corporate item during the current first two quarters is 576 million yen, the majority of which are related to the expenses incurred by the corporate management department.
(ii)	Segment Information by Location
Six-month period ended September 30, 2008 (from April 1, 2008 to September 30, 2008)

(Unit: Million Yen)
					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	77,613	3,894	8,078	89,585	—	89,585
(2) Internal sales or transfers among segments	675	4,564	—	5,239	(5,239)	—
Total	78,288	8,458	8,078	94,824	(5,239)	89,585
Total operating expenses	71,415	7,601	7,099	86,115	(4,663)	81,452
Operating income	6,873	857	979	8,709	(576)	8,133

Six-month period ended September 30, 2007 (from April 1, 2007 to September 30, 2007)

(Unit: Million Yen)
					Elimination or
	Japan	Asia	Europe/U.S.	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	71,142	3,980	9,353	84,475	—	84,475
(2) Internal sales or transfers among segments	531	3,391	—	3,922	(3,922)	—
Total	71,673	7,371	9,353	88,397	(3,922)	84,475
Total operating expenses	64,594	6,827	7,872	79,293	(3,798)	75,495
Operating income	7,079	544	1,481	9,104	(124)	8,980

(Note) 1.	Countries or areas are classified according to geographical proximity.

2.	Major countries and areas included in the respective segments other than Japan:

Asia: various countries of East Asia and Southeast Asia

Europe/U.S.: the U.S. and various European countries

3.	Out of the operating expenses, the amount of unallocated operating expenses included under the elimination or corporate item during the current first two quarters is 576 million yen, the majority of which are related to the expenses incurred by the corporate management department.
(iii)	Overseas Sales
Six-month period ended September 30, 2008 (from April 1, 2008 to September 30, 2008)

(Unit: Million Yen)
	Asia	Europe/U.S.	Total
I. Overseas sales	3,894	8,078	11,972
II. Consolidated sales	—	—	89,585
III. Ratio of overseas sales in consolidated sales	4.4%	9.0%	13.4%
Six-month period ended September 30, 2007 (from April 1, 2007 to September 30, 2007)

(Unit: Million Yen)
	Asia	Europe/U.S.	Total
I. Overseas sales	3,980	9,353	13,333
II. Consolidated sales	—	—	84,475
III. Ratio of overseas sales in consolidated sales	4.7%	11.1%	15.8%

(Note)	Major countries and areas included in the respective segments other than Japan:

Asia: various countries of East Asia and Southeast Asia

Europe/U.S.: the U.S. and various European countries
(6)	Notes on Significant Changes in the Amount of Total Shareholders’ Equity

Not applicable.

(7)	Status of Production and Sales
(i)	Production Results

Segment name by type of business	Six-month period ended September 30, 2008		Six-month period ended September 30, 2007		Increase/(Decrease)
	Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
	Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products	34,631	100.0	35,052	100.0	(421)	(1.2)
(ii)	Sales Results

Segment name by type of business		Six-month period ended September 30, 2008		Six-month period ended September 30, 2007		Increase/(Decrease)
		Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
		Million Yen	%	Million Yen	%	Million Yen	%
Textile goods and related products	Innerwear
	Foundation and lingerie	65,356	73.0	63,462	75.1	1,894	3.0
	Nightwear	5,882	6.6	5,534	6.6	348	6.3
	Children’s underwear	1,070	1.2	1,023	1.2	47	4.6

	Subtotal	72,308	80.8	70,019	82.9	2,289	3.3

	Outerwear/Sportswear	7,371	8.2	4,158	4.9	3,213	77.3

	Hosiery	760	0.8	901	1.0	(141)	(15.6)

	Other textile goods and related products	3,252	3.6	1,915	2.3	1,337	69.8

	Total	83,691	93.4	76,993	91.1	6,698	8.7

Others		5,894	6.6	7,482	8.9	(1,588)	(21.2)

Total		89,585	100.0	84,475	100.0	5,110	6.0

Exhibit 2
October 30, 2008
     To whom it may concern:
WACOAL HOLDINGS CORP.
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Yoshikata Tsukamoto
Representative Director
Masaya Wakabayashi,
General Manager Corporate Planning
Telephone: 075-682-1027
Announcement Regarding Partial Business Exit
     Wacoal Holdings Corp. (the “Company”) hereby announces that its board of directors resolved at a meeting held on October 30, 2008 to terminate the Wacoal Pesala Club business of our subsidiary, Wacoal Corporation (Head Office: 29, Nakajima-cho, Kisshoin, Minami-ku, Kyoto Representative Director: Yoshikata Tsukamoto).
NOTE

1.	Reason for Exit
     Since 1994, Wacoal Corporation has been selling Pesala brand innerwear through a membership system called the Wacoal Pesala Club. However, in terms of revenue, we continued to record operating losses from our Pesala Club business as opportunities for purchasing innerwear have diversified and potential risks associated with the business have increased following recent regulations on door-to-door sales. For this reason, after discussing the future of the Wacoal Pesala Club business, we determined that it would be difficult to continue the business and decided to exit from it.

2.	Schedule of Exit

October 30, 2008:	Board of Directors Meeting resolving to terminate the Wacoal Pesala Club business

September 30, 2009:	Termination of the Wacoal Pesala Club business

3.	Future Prospects
     We expect to incur losses in connection with the partial business exit for each of the fiscal years ending March 31, 2009 and March 31, 2010. However, we believe that the effect on our consolidated business results for the fiscal year ending March 31, 2009 will be minor.

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<For Customer Inquiries>
Wacoal Pesala Club Customer Center
Telephone: 0120-636-056
Business Hours: 9:30 a.m. - 5:00 p.m. on weekdays
                           (closed on Saturdays, Sundays and national holidays)
Cautionary Statement regarding Forward Looking Statements
     Statements made in this announcement regarding Wacoal’s or management’s intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on Wacoal’s and managements’ current expectations, assumptions, estimates and projections about its business and the industry, such as statements regarding the forecast of our forecasted consolidated results for each of the fiscal years ending March 31, 2009 and March 31, 2010. These forward-looking statements are subject to various risks, uncertainties and other factors that could cause Wacoal’s actual results to differ materially from those contained in any forward-looking statement.
     These risks, uncertainties and other factors include: the impact of weak consumer spending in Japan and our other markets on our sales and profitability; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers, including younger women and mature women and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in lower-cost countries such as China and Vietnam, and other efforts to reduce costs; effects of seasonality on our business and performance; risks related to the effect of seasonality on our business performance and results; risks related to conducting our business internationally, including political and economic instability, unexpected legal or regulatory changes, changes in tax laws, difficulties managing widespread operations, changes in exchange rates, differing protection of intellectual property and public health crises; risks from acquisitions and other strategic transactions with third parties, including the difficulty of assimilating operations, technology and personnel of any acquired business and our ability to retain management, employees, customers and suppliers of any acquired business; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business; and other risks referred to from time to time in Wacoal’s filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.
— End —

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Exhibit 3
October 30, 2008
To whom it may concern:
WACOAL HOLDINGS CORP.
Yoshikata Tsukamoto, Representative Director
(Code Number: 3591)
(Tokyo Stock Exchange, First Section)
(Osaka Securities Exchange, First Section)
Masaya Wakabayashi,
General Manager, Corporate Planning
(Telephone: 075-682-1010)
Announcement Regarding Determination of Matters Related to Share Repurchase
(Repurchase of shares in accordance with articles of incorporation as provided by Paragraph 1, Article 459 of the Corporate Law)
     Wacoal Holdings Corp. (the “Company”) announced today that its board of directors resolved at a meeting held on October 30, 2008 that the Company will acquire shares of its stock as provided by its articles of incorporation pursuant to the provisions of Paragraph 1, Article 459 of the Corporate Law as follows:
NOTE

1.	Reason for Share Repurchase
     To enhance capital efficiency and to implement increased capital flexibility tailored to the business environment

2.	Details of Repurchase

(1)	Type of shares to be repurchased:	Common stock of the Company
(2)	Total number of shares to be repurchased:	3,500,000 shares (maximum)
(2.44% of issued shares)
(3)	Aggregate acquisition amount:	3,500,000,000 yen (maximum)
(4)	Period of repurchase:	From November 4, 2008 until December 19, 2008

Note:	The Company’s treasury stock holdings as of September 30, 2008 were as follows:

Total number of issued shares (excluding treasury stock): 143,337,097 shares
Shares held as treasury stock: 40,988 shares
— End —

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